Notice of Exempt Solicitation

NAME OF REGISTRANT: Pfizer Inc.

NAME OF PERSON RELYING ON EXEMPTION: Oxfam America

ADDRESS OF PERSON RELYING ON EXEMPTION: 77 North Washington Street, Suite 5-1, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

We urge shareholders to vote “For” Item 7 at Pfizer’s annual general meeting (AGM) on April 27, 2023.

I.	SUMMARY OF RESOLUTION

RESOLVED, that shareholders of Pfizer ask the Board of Directors to commission a third-party report to shareholders, at reasonable expense and omitting confidential and proprietary information, analyzing the feasibility of promptly transferring intellectual property (IP) and technical knowledge (“know-how”) to facilitate the production of COVID-19 vaccine doses by additional qualified manufacturers located in low- and middle-income countries (LMICs), as defined by the World Bank.

Supporting Statement

COVID-19 vaccines are lifesaving, but inequitable access has needlessly cost lives and livelihoods throughout the world.1 Vaccine access inequities persist despite increased supply,2 in part due to grossly inequitable distribution by pharmaceutical companies. LMICs continue to call for sustainable local manufacturing as the solution to ensure timely, equitable, and reliable access to lifesaving vaccines. Sustainable access to COVID-19 vaccines is vital for controlling the COVID-19 pandemic, reducing hospitalizations and deaths, protecting against long-term health consequences, restoring economic health, and stemming the emergence of new variants. Failure to ensure equitable, sustainable access to vaccines has public health and financial consequences, including for Pfizer and its stockholders. A report analyzing the feasibility of sharing IP and know-how could help investors evaluate whether Pfizer’s actions pose a material risk to shareholders’ interests.

1 https://pubmed.ncbi.nlm.nih.gov/35753318/

2 https://ourworldindata.org/covid-vaccinations

Pfizer should commission a third-party report on the feasibility of sharing IP and know-how with qualified manufacturers for the following reasons:

1.	Pfizer faces significant reputational and business risks for failing to ensure equitable access to its COVID-19 vaccine.

2.	Refusal to disseminate IP and technology risks increased regulation and government oversight.

3.	Pfizer is missing potential revenue opportunities and creating a potential market for competitors.

4.	Pfizer’s failure to transfer intellectual property and know-how contributes to financial harm and undermining of the global economy.

II.	ARGUMENTS IN FAVOR OF A “FOR” VOTE

1.	Pfizer’s faces significant reputational and business risks for failing to ensure equitable access to its COVID-19 vaccine.

Pfizer’s COVID-19 vaccine accounts for more than a third of Pfizer’s $100.3 billion revenues for 2022.3 As Pfizer has already made over $74.7 billion in revenue from the vaccine over the course of the pandemic,4 the company faces even greater reputational scrutiny for perceived “profiteering” on technology that could be shared with many countries where people are still vulnerable.5 Pfizer’s refusal to transfer mRNA technology has already and could continue to damage the company’s reputation.

High-profile media outlets have published disparaging coverage throughout the pandemic suggesting Pfizer’s held countries to “ransom,” prioritized profits and contributed to the vaccine inequities that persist today.6 Researchers have raised alarm at Pfizer’s refusal to share its products with academics who seek to improve upon existing vaccines, suggesting Pfizer is “slow[ing] global progress toward more effective vaccines in the future.”7 Such refusal is particularly troubling because the company is failing to appreciate the role academic research and public funding played in the development of mRNA vaccines.8 A recent study of US public funding into mRNA vaccines over 35 years notes, “Pfizer-BioNTech would not have been able to develop an mRNA covid-19 vaccine without the licensed technologies emerging from research funded by US taxpayers,” in addition to Pfizer partner BioNTech’s receipt of hundreds of millions of Euros from the German government.9

3 https://s28.q4cdn.com/781576035/files/doc_financials/2022/q4/Q4-2022-PFE-Earnings-Release.pdf

4 https://s28.q4cdn.com/781576035/files/doc_financials/2021/ar/PFE-2021-Form-10K-FINAL.pdf; https://s28.q4cdn.com/781576035/files/doc_financials/2022/q4/Q4-2022-PFE-Earnings-Release.pdf

5 https://www.thenation.com/article/economy/pfizer-pandemic-profiteering/; https://www.theguardian.com/business/2022/feb/08/pfizer-covid-vaccine-pill-profits-sales

6 https://www.theguardian.com/global-development/2021/sep/10/pfizer-accused-of-holding-brazil-to-ransom-over-vaccine-contract-demands; https://www.nytimes.com/2021/05/04/business/pfizer-covid-vaccine-profits.html; https://www.marketwatch.com/story/will-corporate-greed-prolong-the-covid-19-pandemic-11620327014.

7 https://www.statnews.com/2022/09/06/pfizer-covid-vaccines-researchers-next-gen-studies/

8 https://www.scientificamerican.com/article/for-billion-dollar-covid-vaccines-basic-government-funded-science-laid-the-groundwork/

9 https://www.bmj.com/content/380/bmj-2022-073747

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Recent reports of planned US vaccine price hikes have added to this negative attention, with policymakers calling out Pfizer’s “pure and deadly greed.” 10 Media pieces in Fox News and the LA Times accuse the industry, including Pfizer, of “getting away with murder” and “moral depravity.”11 Coverage notes how Pfizer’s pricing strategies are under greater scrutiny due to the company’s failures to distribute its products more equitably.12

Pfizer’s handling of its IP and technology may add to reputational risk as the company and its partners are embroiled in numerous lawsuits, including those with competitor Moderna.13 In its lawsuit countersuing Moderna, Pfizer highlights that knowledge sharing was required to develop COVID-19 vaccines and combat the pandemic, arguing Moderna is ignoring the contributions of others, including NIH researchers.14 Pfizer’s arguments demonstrate the company’s own hypocrisy—while refusing to share its technological know-how with manufacturers in LMICs to improve public access, Pfizer points out how much mRNA vaccines rely on the knowledge and expertise shared by others, including public researchers.

Pfizer’s voluntary efforts to remedy enormous disparities in vaccine equity and access are too little, too late. The company’s strategy of belatedly providing lower-priced doses to some LMICs failed to deliver equity, is not a sustainable solution for controlling the COVID-19 pandemic, and will not resolve the reputational risks. Nor are Pfizer’s other voluntary measures sufficient. The company’s two fill-and-finish deals with manufacturers based in middle-income countries and commitment to eventually make its COVID-19 vaccine and other products available at reduced prices in 45 of more than 130 LMICs are not responsive to countries’ calls for full technology transfer. These belated half-measures do not enable LMICs to control production and distribution of doses according to country needs, nor do they assure countries that they will not again be at the back of the line should there be future supply crunches. As such, they fail to address the continued reputational risk that Pfizer faces by virtue of its refusal to study the impacts of transferring technology.

2.	Pfizer could face increased regulatory risks during and after the COVID-19 pandemic due to its failure to sustain adequate supply.

Pfizer’s failure to deliver sustainable equitable access to its vaccine invites potential increased regulation and oversight from governments. If governments cannot trust that companies will make their lifesaving products accessible in an equitable, timely and sustainable way, they may impose new rules impacting the control of pandemic technologies that leave the company with less control, as some experts propose.15

10https://www.warren.senate.gov/imo/media/doc/2022.12.12%20Letter%20to%20Pfizer%20on%20Vaccine%20Price%20Hikes.pdf

11 https://www.foxnews.com/opinion/greedy-pharma-firms-rip-off-americans-while-pfizer-moderna-swim-profits; https://www.latimes.com/business/story/2023-01-24/column-moderna-and-pfizer-are-jacking-up-the-price-of-covid-vaccines-the-government-should-stop-them

12 https://www.statnews.com/pharmalot/2022/12/13/pfizer-covid19-vaccines-warren-bourla/

13 https://investors.modernatx.com/news/news-details/2022/Moderna-Sues-Pfizer-and-BioNTech-for-Infringing-Patents-Central-to-Modernas-Innovative-mRNA-Technology-Platform/default.aspx

14 https://www.reuters.com/legal/pfizer-biontech-countersue-moderna-over-covid-19-vaccine-patents-2022-12-05/

15 https://gh.bmj.com/content/7/7/e009709

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The lessons learned from this pandemic on whether and how companies made their products and technological know-how available also have implications for future global public health needs and how future Pfizer products may be governed. Governments already agreed to relax certain patent rules for COVID-19 vaccines at the World Trade Organization,16 despite strong opposition from the pharmaceutical industry.17 Governments are also considering what rules may be applied for future pandemic health needs through the World Health Organization’s (WHO) discussions on pandemic prevention, preparedness and response. The discussion draft for a potential agreement proposes greater transparency of public funding of pandemic response products, measures to promote access to the results of publicly funded research, and other measures to improve access to pandemic products, including references to IP waivers.18 Thus governments may have the option to compel sharing of IP in pandemic contexts in response to access challenges.

The recent passage of the US Inflation Reduction Act also points to the potential costs to industry when governments are forced to intervene to improve affordable access to medical tools. In response to public outcry over the high prices of medicines, the US passed the Inflation Reduction Act enabling price negotiations for certain medicines under Medicare. Moody’s warns that the $100 billion in savings the US government will generate over 10 years by negotiating prices will be “generally borne by the industry.”19

3.	Pfizer missing key revenue opportunities by prioritizing short-term profits.

Pfizer’s refusal to license key COVID-19 vaccine technology may have caused the company to lose potential revenue and increased competitors in the vaccine space.20 By failing to ensure equitable access to its COVID-19 vaccines when demand was high across all countries, Pfizer lost potential sales revenues. Delayed and unpredictable deliveries hampered national vaccine roll out plans.21 Opportunities to build infrastructure, public support and funding to enable vaccine roll out have diminished, in part due to erratic initial supply.22 As health officials in LMICs have suggested, had doses arrived earlier, coverage would now be higher.23 Instead, coverage gaps have persisted even after supplies belatedly became available to LMICs. In response to these challenges, Pfizer agreed to reduce a US contract for vaccine donations to LMICs by 400 million doses,241 foregone revenue of up to $2.8 billion per reported prices.25

16 https://www.wto.org/english/news_e/news22_e/mc12_17jun22_e.htm

17 https://ifpma.org/news/pharmaceutical-industry-expresses-deep-disappointment-with-decision-on-waiving-intellectual-property-rights-adopted-at-the-world-trade-organization-ministerial-conference/

18 https://www.keionline.org/wp-content/uploads/WHO-zero-draft-pandemic-treaty-1Feb2023.pdf

19 https://www.fiercepharma.com/pharma/us-drug-pricing-reform-here-effects-wont-be-felt-some-time-analysts

20 https://www.cnbc.com/2022/05/12/covid-nih-licenses-key-covid-vaccine-technology-to-who-so-other-countries-can-develop-shots.html

21 https://itpcglobal.org/blog/resource/mapping-covid-19-access-gaps-results-from-14-countries-and-territories/

22 https://www.nytimes.com/2023/02/01/health/covid-vaccines-covax-gavi-prepayments.html

23 https://www.politico.com/news/2022/09/14/global-covid-pandemic-response-bill-gates-partners-00053969

24 https://www.reuters.com/business/healthcare-pharmaceuticals/us-cutting-global-donations-pfizer-covid-shots-demand-slows-2022-09-22/

25 https://www.reuters.com/world/us/biden-pledges-new-vaccine-donations-bid-rally-global-pandemic-fight-2021-09-22/

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Amazon’s proxy statement.

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LMICs are calling for sustainable local production to ensure local access,26 which can address the delays and unpredictable deliveries that hamper national vaccination plans.27 Pfizer’s transfer of IP and know-how could accelerate these efforts, enabling the company to mitigate reputational risks, generate licensing revenue, and create long-term value for investors.

There is ample reason to believe that technology transfer could be successful. At least 120 LMIC-based manufacturers can produce mRNA vaccines,28 15 manufacturers have partnered with WHO to develop and produce mRNA vaccines,29 and as of September 2022, at least 6 mRNA vaccines by LMIC-based manufacturers were in clinical trials or approved.30 With Pfizer’s support, LMIC-based manufacturers could deliver doses in a matter of months.31

Failing to partner with any of the 120+ manufacturers in LMICs that could produce the vaccines may also mean leaving profits on the table and incentivizing other manufacturers to develop their own mRNA COVID-19 vaccines. Rather than earning licensing profits, Pfizer is encouraging competitors to emerge. The WHO and South African biopharmaceutical company, Afrigen, have already teamed up with more than a dozen LMIC manufacturers to develop an mRNA COVID-19 vaccine,32 and half a dozen companies based in LMICs were in clinical trials or approved with mRNA vaccines as of September 2022.33

Technology transfer provides a durable strategy to assure supply and secure revenues, enabling LMICs to manage their own manufacturing capacity while Pfizer can collect licensing revenues without bearing costs of lost sales.

4.	Pfizer’s failure to transfer IP and know-how contributes to financial harm by undermining the global economy.

In 2023, access to lifesaving COVID-19 vaccines remains highly inequitable, in part due to inequitable initial distributions by pharmaceutical companies. As of January 2023, 75% of people in high-income countries are fully vaccinated, compared to 25% of people in low-income countries.34 COVID-19 vaccine inequities have contributed to illness, deaths, increased risk of new variants, and increased risk of long COVID.35 These consequences have negatively impacted LMICs’ economies and overall global economic recovery.

26 https://africacdc.org/news-item/african-union-and-africa-cdc-launches-partnerships-for-african-vaccine-manufacturing-pavm-framework-to-achieve-it-and-signs-2-mous/

27 https://itpcglobal.org/blog/resource/mapping-covid-19-access-gaps-results-from-14-countries-and-territories/

28 https://www.hrw.org/news/2021/12/15/experts-identify-100-plus-firms-make-covid-19-mrna-vaccines

29 https://www.who.int/initiatives/the-mrna-vaccine-technology-transfer-hub/recipients-of-mrna-technology-from-the-who-mrna-technology-transfer-hub

30 https://www.science.org/content/article/new-crop-covid-19-mrna-vaccines-could-be-easier-store-cheaper-use; https://www.reuters.com/business/healthcare-pharmaceuticals/indonesia-drug-agency-approves-chinas-walvax-mrna-vaccine-emergency-use-2022-09-29/; https://www.livemint.com/science/health/gennovas-mrna-shot-for-covid-19-approved-11656521513457.html

31 https://www.keionline.org/35364

32 https://www.reuters.com/world/africa/approval-covid-vaccine-made-south-africa-could-take-3-years-who-says-2022-02-04/; https://fortune.com/2022/02/04/south-africa-afrigen-moderna-covid-vaccine-mrna-who-hotez-corbevax/

33 https://www.science.org/content/article/new-crop-covid-19-mrna-vaccines-could-be-easier-store-cheaper-use

34 https://ourworldindata.org/covid-vaccinations

35 https://pubmed.ncbi.nlm.nih.gov/35753318/; https://www.who.int/news-room/feature-stories/detail/the-effects-of-virus-variants-on-covid-19-vaccines; https://www.gavi.org/vaccineswork/covid-19-vaccination-protects-against-long-covid

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The International Chamber of Commerce warned that failure to ensure developing economies have access to vaccines would cost the global economy as much as $9.2 trillion, and that half of these losses would fall on advanced economies.36 The Economist Intelligence Unit projected that vaccine inequity would cost the global economy $2.3 trillion between 2022 and 2025.37

The WHO suggests that “tens of millions, and perhaps more, have contracted long COVID, and about 15% of those diagnosed with the condition have experienced symptoms for at least 12 months.”38 The effects of long COVID leave many unable to rejoin the workforce for extended periods, further hurting the global economy. For example, researchers have estimated that long COVID has affected 23 million Americans and has cost the US economy $3.7 trillion, damages equivalent to that of the Great Recession.39 For investors who have holdings across sectors, the pandemic’s continued drag on the global economy, lack of equitable, sustainable access to vaccines can damage their broader portfolio of investments.

III.	CONCLUSION

Pfizer’s refusal to transfer lifesaving technology to manufacturers in LMICs jeopardizes investors’ long-term financial returns by foregoing potential additional revenues, threatening the value of investors’ portfolios as the pandemic continues, sullying the company’s reputation, inviting regulatory risk, and pulling down diversified investors’ portfolios across the board. Pfizer’s voluntary measures to supply its vaccine to certain LMICs are insufficient, and the company’s image and investors’ portfolios may continue to suffer due to its failure to contribute to equitable access to the vaccine. Pfizer’s approach may even undermine the company’s ability to control future products as governments consider regulatory changes in response to the current failures of equitable access to COVID-19 products. Investors should understand how these issues have been considered in the company’s management of its high-revenue COVID-19 vaccine.

Proponents urge investors to vote ‘For’ Item 7 and ask Pfizer to analyze the feasibility of sharing IP and technical know-how of its COVID-19 vaccine with qualified manufacturers in LMICs.

For more information, please contact Jennifer Reid at jennifer.reid@oxfam.org.

36 https://iccwbo.org/media-wall/news-speeches/study-shows-vaccine-nationalism-could-cost-rich-countries-us4-5-trillion/

37 https://www.eiu.com/n/campaigns/how-much-will-vaccine-inequity-cost/#mktoForm_anchor

38 https://www.theguardian.com/society/2022/oct/12/long-covid-who-director-general-oped-tedros-adhanom-ghebreyesus

39 https://www.cnbc.com/2022/11/30/why-long-covid-could-be-the-next-public-health-disaster.html

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Amazon’s proxy statement.

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